EXHIBIT 99-23.d.xi

AMENDMENT TO INVESTMENT SUB-ADVISORY  AGREEMENT

THIS AMENDMENT, dated as of January 1, 2009, amends the Investment Sub-Advisory Agreement dated December 3, 2008 (the “Agreement”) by and between Wilshire Associates Incorporated  (the “Adviser”) and Madison Square Investors LLC (the “Sub-Adviser”).

WHEREAS, the parties desire to amend the Agreement to incorporate Rule 12d3-1(c)(3) under the Investment Company Act of 1940 which permits Sub-Adviser to engage in certain transactions with portfolio affiliates; and

WHEREAS, the parties also desire to amend the Agreement to require Sub-Adviser to obtain consent from Adviser prior to advertising or marketing its relationship with Adviser or the Fund (as defined in the Agreement).

NOW THEREFORE, the parties agree, and the Agreement is hereby modified, as follows:

1. Sub-paragraph (d) of Section 2 of the Agreement shall be amended by adding the following at the end of such sub-paragraph:

The Adviser may, from time to time, engage other sub-advisers to advise portions of a Fund Portfolio other than the Portfolio Segment.  The Sub-Adviser agrees that it will not consult with any other sub-adviser engaged by the Adviser with respect to transactions in securities or other assets concerning a Fund Portfolio, except to the extent permitted by certain exemptive rules under the 1940 Act that permit certain transactions with a sub-adviser or its affiliates.

2. Section 8 of the Agreement shall be amended by revising the second paragraph of such Section to read as follows:

Sub-Adviser agrees that it will not disclose or use any records or confidential information obtained pursuant to this Agreement in any manner whatsoever except as authorized in this Agreement or in writing by Adviser or the Fund, or if such disclosure is required by federal or state regulatory authorities.  Sub-Adviser may disclose the investment performance of each Portfolio Segment, provided that such disclosure does not reveal the identity of Adviser, each Fund Portfolio or the Fund or the composition of each Portfolio Segment.  Sub-Adviser may, however, disclose that Adviser, the Fund and each Fund Portfolio are its clients; provided, however, that Sub-Adviser will not advertise or market its relationship with Adviser or the Fund or issue press releases regarding such relationships without the express written prior consent of Adviser.  Notwithstanding the foregoing, Sub-Adviser may disclose (i) the investment performance of each Portfolio Segment to Fund officers and [directors/trustees] and other service providers of the Fund, and (ii) any investment performance that is public information to any person.

3. Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Amendment as of the date and year first above written.

WILSHIRE ASSOCIATES INCORPORATED

By:  /s/ Lawrence E. Davanzo
Name: Lawrence Davanzo
Title: President

Madison Square Investors LLC

By: /s/ Tony Elavia
Name: Tony Elavia
Title: Chief Executive Officer